PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated October 5, 2007)	Registration No. 333-146540

DryShips Inc.

5,309,000 Common Shares

We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares offered by this prospectus supplement and the accompanying prospectus dated October 5, 2007.  In accordance with the terms of the sales agreement, and except as noted below, we may offer and sell up to 6,000,000 of our common shares, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares.

Our common shares are listed on The Nasdaq Global Select Market under the symbol “DRYS.” The last reported sale price of our common shares on The Nasdaq Global Select Market on November 6, 2007 was $115.98 per share.

Sales of our common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Global Select Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law.

Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.50% of the gross proceeds of the sale of any of the 6,000,000 common shares referenced herein that are sold in “at-the-market” offerings, and 4.0% of the gross proceeds of the sale of any of those shares in negotiated  transactions.  In connection with the sale of the common shares on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

This prospectus supplement amends and supplements the prospectus supplement previously filed pursuant to Rule 424(b)(2) on October 12, 2007 relating to the offer and sale of up to 6,000,000 common shares.  As of the date of this prospectus supplement, the Company has issued and sold a total of 691,000 common shares pursuant to the sales agreement with Cantor Fitzgerald & Co., the net proceeds of which were $83.06 million, leaving a total of 5,309,000 common shares which are covered by this prospectus supplement.

Investing in our common shares involves risks. See the risk factors in beginning on page 5 of the accompanying prospectus to read about the risks you should consider before purchasing our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.

The date of this prospectus supplement is November 7, 2007

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2007:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the drawdown of $35.0 million to partly fund the acquisition cost of the vessel Clipper Gemini, of which $4.5 million is payable in the short term and (ii) the drawdown of $ 50.0 million to partly fund the acquisition cost of the vessel Samatan, of which $3.3 million is payable in the short term and (iii) the issuance and sale of 691,000 shares of common stock in the controlled equity  offering which commenced on October 12, 2007 at an average price of $123.3 per share, after deducting discounts, commissions payable and other expenses; and

•
 on a further adjusted basis giving effect to our issuance and sale of 5,309,000 shares of common stock in this offering at an assumed offering price of $115.98 per share, the last reported closing price of our common stock on November 06, 2007, net of issuance costs of $15.39 million.

	As of September 30, 2007
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt

Current portion of long-term debt	$111,199	$118,999	$118,999
Total long-term debt, net of current portion	711,289	788,489	788,489
Total debt	$822,488	$907,488	$907,488

Shareholders’ equity
Preferred stock, $0.01 par value; 30,000,000 shares authorized, none issued
Common stock, $0.01 par value; 75,000,000 shares authorized, 35,490,197 shares issued and outstanding, 36,181,197 shares issued and outstanding as adjusted, 41,490,197 shares issued and outstanding as further adjusted	355	362	415
Additional paid-in capital	327,446	410,498	1,010,789
Retained earnings	374,885	374,885	374,885
Total shareholders’ equity	702,686	785,745	1,386,089
Total capitalization	$1,525,174	$1,693,233	$2,293,577

(1)	There have been no significant adjustments to our capitalization since September 30, 2007, as so adjusted.
(2)	Assumes a sale price of $115.98 per share, which was the last reported closing price of our common stock on November 6, 2007.

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